SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 3, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

3 May 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 29 April 2022, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under an award agreement to Deepak Nath. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 28 April 2022 of £13.12.

1.       BUY-OUT AWARDS GRANTED UNDER AN AWARD AGREEMENT

As announced on 22 February 2022, Deepak Nath's buy-out awards are in respect of outstanding incentives he forfeited upon leaving his former company. All awards have been provided on a like-for-like basis in terms of the value provided and their performance and/or vesting periods. There has been no acceleration of any of the below awards which remain subject to continued employment, and none of the performance-based awards have been replaced with a non-performance based award.

i.    The Performance Awards granted are as follows: -

a)
a Conditional Award over 127,461 Shares with a vesting date of 9 November 2022.  The vesting of this award is subject to the performance conditions applicable to the performance stock award over Siemens Healthineers AG ("SH") shares granted to the director by SH on 9 November 2018;

b)
a Conditional Award over 84,868 Shares with a vesting date of 8 November 2023.  The vesting of this award is subject to the performance conditions applicable to the performance stock award over SH shares granted to the director by SH on 8 November 2019;

c)
a Conditional Award over 97,360 Shares with a vesting date of 12 November 2024.  The vesting of this award is subject to the performance conditions applicable to the performance stock award over SH shares granted to the director by SH on 13 November 2020;

The total number of the above shares to be granted under the Performance Awards is 309,689 Shares.

ii.    The Restricted Stock Unit ("RSU") Awards granted are as follows: -

a)
a Conditional Award over 8,716 Shares with half of this amount vesting date on 8 November 2022 and the remaining half vesting on 8 November 2023;

b)
a Conditional Award over 14,364 Shares with a third of this amount vesting on 13 November 2022, a further third on 13 November 2023 and the final third on 13 November 2024;

c)
a Conditional Award over 12,061 Shares with a quarter of this amount vesting on 8 November 2022, the second quarter vesting on 8 November 2023, the third quarter vesting on 8 November 2024 and the final quarter vesting on 8 November 2025;

The total number of shares to be granted under the above RSU Awards is 35,141 Shares.

iii.   The Incentive Awards granted are as follows: -

a)
a Conditional Award over 26,529 Shares with a vesting date of 15 May 2022;

b)
a Conditional Award over 70,378 Shares with a vesting date of 23 May 2022;

The total number of shares to be granted under thee above Incentive Awards is 96,907 Shares.

The following notification summarises the awards made:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Buy-out awards granted on 29 April 2022 under an award agreement.
Date of Transaction	2022 - 04 - 29
Place of Transaction	Grants took place outside a trading venue

Name (Position)	Director / PDMR	Award Classification	Price (£)	Total Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	Performance Awards	13.12	309,689	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	RSU Awards	13.12	35,141	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	Incentive Awards	13.12	96,907	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 3, 2022

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary